UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Galaxy ETF Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):	107 Grand Street, 8th Floor New York, New York 10013
Telephone Number (including area code):	(212) 390-9216
Name and address of agent for service of process:	The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801 New Castle County
With copies of Notices and Communications to:	Stephen Kurz Andrew Siegel Galaxy Digital Capital Management LP 107 Grand Street, 8th Floor New York, New York 10013
Gregory S. Rowland Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:       YES ☒       NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and the state of New York on the 17th day of August 2021.

Galaxy ETF Trust

By:	/s/ Andrew Siegel
Andrew Siegel, Trustee

Attest:	/s/ Stephen Kurz
Stephen Kurz, Chief Executive Officer

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